Mail Stop 6010

January 16, 2007

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **RE: Pericom Semiconductor Corporation**
> **Form 10-K for the year ended July 1, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **Form 8-K amended November 23, 2005**
> **File No. 0-27026**

Dear Ms. Chen:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 1, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Comparison of Fiscal 2006, 2005 and 2004

1. We note throughout your discussion of your results of operations, you cite more than one factor in explaining the change in a financial statement line item. In future filings, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. In this regard, we refer you to our prior comment 6 in our letter dated October 6, 2004.

2. We note your disclosure on page 35 that gross profit on sales of previously written down inventory was $1,027,831 and $491,000 in fiscal 2006 and fiscal 2005, respectively. We also note your disclosure in the Form 10-Q as of September 30, 2006 that gross profit on sales of previously written down inventory was $529,517 and $731,000 in the quarters ended September 30, 2006 and October 1, 2005, respectively. Please address the following:

   - Explain to us and revise future filings to disclose in detail the events and circumstances that arose during each of these periods that allowed you to sell inventory that you had previously written down.
   - Tell us how your inventory obsolescence analysis considers your recent history of sales of previously written down inventory.
   - In future filings, revise your discussion of inventories in your critical accounting policies section to analyze in greater detail factors such as how you arrived at the estimate for obsolescence, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. Refer to SEC Release 33-8350.
   - We note your disclosure in Note 3 on page 67 which states that the reduction in your inventory on hand reserved for the year was due to products that were previously reserved being written off or scrapped. Please reconcile this disclosure with the disclosure on page 35 that gross profit on sales of previously written down inventory was $1,027,831.

3. Further to the above, you state that sales of previously written down inventory for fiscal 2006 was $1.0 million. However, in Note 5 of your Form 10-Q as of April 1, 2006, you state that sales or previously written down inventory for the nine months ended April 1, 2006 was $2.2 million. Please explain to us what occurred during the fourth quarter that caused this figure to decrease.

Exhibit 99.1

4. We note that the financial statements of PTI were prepared in conformity with Hong Kong GAAP. We do not see where you have provided reconciliation to US GAAP as required by Article 3-09(d) of Regulation S-X. Please revise to include the reconciliation to US GAAP meeting the requirements of Item 17 of Form 20-F or tell us why you do not believe the reconciliation is required.

5. Further to the above, we note that the financial statements Pericom Technology, Inc. were audited in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Please revise to include financial statements and an audit report that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

Form 10-Q for the quarter ended September 30, 2006

Note 3 – Business Combination, page 7

6. We note that you have included an allocation of $566,000 to goodwill in your eCERA Comtek Corporation purchase price. Based on your disclosures in your July 1, 2006 Form 10-K, it appears that this amount was reversed in the 4th quarter of fiscal year 2006. Please tell us why this amount is still reflected in your purchase price allocation. Revise future filings as necessary.

Equity in Net Income (Loss) of Investees, page 22

7. We see that you were recognizing 74.4% of Pericom Technology Inc.'s income until you had recouped all losses incurred under PTI's Series C financing, and 25% thereafter. Please tell us how you have analyzed the provisions of FIN 46R as it relates to your interest in this entity.

8. Further to the above, please revise your footnotes in future filings to disclose all material terms of your investment in PTI, including allocation of gains and losses and the aggregate amount of losses to be recouped from prior financings.

Item 4. Controls and Procedures, page 27

9. We note your statement that "… any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance to the tested objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Form 8-K amended November 23, 2005

10. We note that the financial statements of eCERA Comtek Corporation were prepared in conformity with accounting principles generally accepted in the Republic of China on Taiwan. However, we do not see where you have provided reconciliation to US GAAP as required by Article 3-05(c) of Regulation S-X. Please revise to include the reconciliation to US GAAP meeting the requirements of Item 17 of Form 20-F or tell us why you do not believe the reconciliation is required.

11. We note that the financial statements eCERA Comtek Corporation were audited in accordance with generally accepted auditing standards. Please have your auditor revise its report to clarify if the audit was conducted in accordance with auditing standards generally accepted in the United States of America. If not, revise to include financial statements and an audit report that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file must be audited in accordance with auditing standards generally accepted in the United States of America, or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

12. Additionally we note your "Notice to Readers" in which you indicate that the Chinese-language auditors' report and financial statements shall prevail if any differences arise between the interpretation of the Chinese and English versions of these financial statements. Please revise your financial statements to remove this limitation or tell us why you believe this limitation is appropriate.

As appropriate, please a respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief